FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 29, 2009

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Unaudited financial statements for the Three Months Ending March 31, 2009

2.

Management Discussion & Analysis for the Three Months Ending March 31, 2009

3.

CEO Certification

4.

CFO Certification

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: May 29, 2009	By: /s/ “Corby Anderson”
Name

Its: President, CEO
(Title)

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDING MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:   604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)

Financial Statements for the period ended March 31, 2009

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEETS

(UNAUDITED)

 (stated in Canadian dollars)

ASSETS	Mar. 31, 2009	Dec. 31, 2008
Current
Cash and cash equivalents	$622,558	$716,313)
Accounts receivable	1,505)	2,212)
Prepaid expenses	26,756)	25,203)
	650,819)	743,728)
Mineral rights (note 5)	4,427,939)	4,352,263)
Property, building and equipment (note 6)	139,008)	140,536)
	$5,217,766)	$5,236,527)
LIABILITIES
Current
Accounts payable and accrued liabilities	$404,839)	$382,441)
Current portion of mortgage payable (note 7)	2,702)	2,653)
	407,541)	385,094)
Mortgage payable (note 7)	84,820)	85,514)
	492,361)	470,608

SHAREHOLDERS’ EQUITY
Share capital (note 9)	21,409,542)	21,409,542)
Contributed surplus (note 10)	1,044,728)	1,043,787)
Deficit	(17,728,865)	(17,687,410)
	4,725,405)	4,765,919)
	$5,217,766)	$5,236,527)

Continuance of operations (note 2)

Commitments and contingencies (note 13)

Subsequent events (note 15)

Approved by the Directors

“Donald R. Willoughby”                            ,

“Corby Anderson”                                      ,

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(UNAUDITED)

(stated in Canadian dollars)

Three Months Ending March 31,	2009	2008

Revenue
Rent	$–	$–

Expenses
Amortization	249)	343
Bank charges & interest	32332)	8
Filing fees	2,208)	2,058)
Interest - long term	1,624	331,670
Insurance	672)	630)
Management fees	7,500	7,500)
Marketing & promotion	388	380)
Office & miscellaneous	2,064	6,161)
Professional fees	13,333)	28,234)
Rent	1,500)	3,240)
Stock option compensation	941	14,770
Telephone	2,176)	2,073)
Transfer fees	1,727)	986)
Travel	1,139)	4,173)
Wages & benefits	9,140)	8,630)

Interest	(3,238)	(3,271)

	41,455)	77,585)

Net loss and comprehensive loss	(41,455)	(77,585)

Deficit, beginning	(17,687,410)	(17,390,686)

Deficit, ending	(17,728,865)	(17,468,271)
Loss per share	$(0.001)	$(0.001)

Number of common shares outstanding	80,892,537)	77,638,907)

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

(stated in Canadian dollars)

Three Months Ending March 31,		2009	2008

Cash flows used in operating activities
Net loss for the year		$(41,455)	$(77,585)
Add: Items not involving cash
Amortization – administration		249)	343)
Stock option compensation		941)	14,770)

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable		707)	1,003)
Decrease (increase) in prepaid expenses		(1,553))	(31,145)
Increase (decrease) in accounts payable		(20,140))	(384,464)

		(61,251)	(477,078)

Cash flows from financing activities
Mortgage principal repayments		(645)	(599)
Warrants exercised	-	---)--	380,000

		(645)	379,401)

Cash flows used in investing activities
Exploration costs		(31,859)	(76,902)
		(31,859)	(76,902)

Net increase (decrease) in cash		(93,755)	(174,579)

Cash and cash equivalents
Beginning of year		716,313)	755,929)

Cash and cash equivalents
End of year		$622,558)	$581,350)

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid		$1,624	$1,670
Interest received		$3,238	$3,271

See accompanying notes to Financial Statements

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange.  Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at March 31, 2009 has net working capital of $243,278. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations.  The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense under the fair value method when stock or stock options are issued to employees in accordance with any vesting terms.

f)

Future income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

3.

Significant accounting policies - continued

j)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)

Financial instruments

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530 “Comprehensive Income”.  These changes have been applied on a prospective basis with no restatement of prior period financial statements.

CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories.  The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

The following is a summary of the Company’s classification of financial assets and liabilities:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Subscriptions received	Other liabilities
Mortgage payable	Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings.  Loans, receivables and other liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to the Company’s financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

4.

Adoption of new accounting policies

a)

Capital Disclosures

On January 1, 2008, the Company adopted Handbook Section 1535 “Capital Disclosures”.  This section requires the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The company has included disclosures recommended by the new Handbook section in Note 10 to these audited annual financial statements.

b)

Financial Instruments:

On January 1, 2008, the Company adopted Handbook Section 3862 and 3863 which replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosures recommended by the new Handbook section in Note 11 to these audited annual financial statements.

5.

Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres.  Building and equipment amortization included in exploration costs during the three months ending March 31, 2009 amounted to $1,279 (2008 - $1,415).

During the three months ending March 31, 2009, the Company incurred $75,676 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Pre-feasibility study	-	-	31,140	31,140	-	62,280
Geology	-	-	941	941	-	1,882
Other	1,040	8	3,648	6,691	127	11,514
Total exploration & development costs	$1,040	$8	$35,729	$38,772	$127	$75,676

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

5.

Mineral rights - continued

As at March 31, 2009, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Pre-feasibility study	-	-	356,799	198,055	-	554,854)
Geology	791,243	37,303	1,797,039	335,251	157,304	3,118,140)
Metallurgy	525	-	972,074	14,514	-	987,113)
Other	754,010	17,195	924,943	177,742	133,891	2,007,781)
Total exploration & development costs	$1,768,970	$57,548	$8,794,037	$1,249,632	$392,125	$12,262,312)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,802,180	$169,394	$9,146,434	$2,318,766	$506,008	$13,942,782)
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,427,939)

As at December 31, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Pre-feasibility study	-	-	325,659	166,915	-	492,574)
Geology	791,243	37,303	1,796,098	334,310	157,304	3,116,258)
Metallurgy	525	-	972,074	14,514	-	987,113)
Other	752,970	17,187	921,295	171,051	133,764	1,996,267)
Total exploration & development costs	$1,767,930	$57,540	$8,758,308	$1,210,860	$391,998	$12,186,636)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,801,140	$169,386	$9,110,705	$2,279,994	$505,881	$13,867,106)
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,352,263)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s then-president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors, except the Company’s then-president, initiated a thorough review of the historical geological data for the Getty South Property.  To date, the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 10.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.

Property, building and equipment

	March 31, 2009			December 31, 2008
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$28,969	$349	$378
Computer equipment	97,654	96,782	872	982
Computer software	74,359	74,359	-	-
Office equipment	54,407	49,156	5,251	5,527
Portable buildings	12,112	12,112	-	-
Building	178,124	67,910	110,214	111,327
Land	22,322	-	22,322	22,322
	468,296	329,288	139,008	140,536

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2009	$ 2,702
2010	2,909
2011	3,131
2012	3,370
2013	75,410

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

8.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Mar. 31, 2009	Dec. 31, 2008
Tax value of mineral rights in excess of book value	$661,000	$660,938
Tax value of capital assets in excess of book value	101,000	94,745
Net operating loss carryforwards	1,386,000	903,977
	2,148,000	1,659,660
Valuation allowance	(2,148,000)	(1,659,660)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Mar. 31, 2009	Mar. 31, 2008

Statutory rate	31%	31.5%)
Tax rate change	(1)	-
Unrecognized benefit of current year's losses	(30)	(31.5)%
Effective rate of tax recovery	-	-

At March 31, 2009, the Company has approximately $5,201,000 of loss carry forwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2009	141,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,000
2028	296,000
2029	40,000
$ 5,201,000

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

9.

Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance, December 31, 2007	67,638,907	$19,924,370

	Shares issued by private placement	10,000,000	1,000,000)
	Warrants exercised	3,253,630	488,045)
	Share issue costs		(2,873)
	Balance December 31, 2008 (Unchanged Mar 31, 2009)	80,892,537	$21,409,542)

In January 2008, The Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  Of this aggregate amount a total of $620,000 had been received during 2007.

Share purchase options – continuity

		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Expired	Options Mar.
	Price	Dec 31, 2008				31, 2009
July 20, 2010	0.25	1,000,000	-	-	-	1,000,000
August 15, 2010	0.25	200,000				200,000

May 16, 2013	0.20	1,475,000	-	-	-	1,475,000
		2,675,000	-	-	-	2,675,000

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. As of May 1, 2009, 3,550,000 Incentive Stock Options were available for issuance.  In May 2008, the Company’s board of directors approved the issuance of an additional 400,000 incentive stock options to be distributed evenly to the Company’s directors and controller, once the pre-feasibility study is completed and the results are made public.  The exercise price will be determined at that time.

Based upon the Black-Scholes option valuation model, with a risk free market rate of 0.86% and a volatility of 172%, the estimated compensation cost related to the options granted is approximately $941 which was recognized during this period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

10.

Contributed surplus

The continuity of contributed surplus is as follows:

	2009	2008

Balance, beginning of year (January 1, 2009)	1,043,787	952,920)
Stock-based compensation	941	14,770)
Fair value of options exercised	-	-
Balance at March 31, 2009	1,044,728	967,690)

11.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties.  The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders equity.

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities.  Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt.  In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ending March 31, 2009.  The Company is not subject to externally imposed capital requirements.

12.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties.  While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis.

Customers are primarily quasi-governmental agencies.  As a result, the Company has not experienced any instances of non-payment.

The Company also invests in temporary investments of Guaranteed Investment Certificates.  Historically, these types of investments have been AAA rated, so the Company does not anticipate any risk related to default on these investments by the issuer.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

12.

Financial risk factors continued

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company’s holdings of cash, cash equivalents.  The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements.  Future requirements are met through a combination of committed credit facilities to access to capital markets.  At March 31, 2009, the Company had $622,558 of cash and cash equivalents.

c)

Interest Rate Risk:

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s most significant interest rate risk arises from its investments in Guaranteed Investment Certificates.  However the maturity of these instruments is generally less than ninety days, thereby mitigating the exposure to the impact of changing interest rates.

13.

Commitments and contingencies

In 2007 the Company incurred significant legal fees as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs (Aarvold et. al.) alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.

In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

(stated in Canadian dollars)

14.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Mar. 31, 2009	Mar. 31, 2008

Accounts payable	$-	$11,254

Exploration and development costs incurred	$9,467	$7,717

Expenses:
Management fees	$7,500	$7,500
Professional fees	$-	$3,754
Rent	$1,500	$1,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

15.

Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian Generally Accepted Accounting Principles (“GAAP”) and those principles that would be applied if the financial statements were prepared in accordance with GAAP in the United States. See December 31, 2008 financial statements.

16.

Subsequent Event

Subsequent to March 31, 2009 the Company reached a settlement-in-principle with one of its directors to indemnify him for approximately 88% of his legal expenses incurred during 2004 to 2007 in the research and prosecution of legal actions directly related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors in impugning the agreement. The settlement is premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The note can be accelerated in the event the Company completes a major financing or in certain customary events of default. The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2009

The following discussion and analysis of the results of operations and financial position of the Company for the three months ending March 31, 2009 should be read in conjunction with the March 31, 2009 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles.  All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars.  The effective date of this report is May 15, 2009.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, continues to work on a Preliminary Feasibility Study.  The focus is on a potential cathode copper and Molybdenum Trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE  reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global limited molybdenum roasting capacity, WCE is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed Preliminary Feasibility Study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2009

The Company primarily has been exploring the Getty North and Getty South deposits. These deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The 2007 Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.2% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum.   The Preliminary Feasibility Study is anticipated to update and disclose copper molybdenum resources, for both Getty North and Getty South

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

The price of copper has decreased in 2009 as a result of worldwide economic conditions.  ,  There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to $243,278 for the three months ending March 31, 2009 from $299,956 at March 31, 2008, the decrease of $56,678 is a result of costs incurred for a pre-feasibility and general and administration expenses.   The Company has no source of revenue other than funds raised through the issuance of stock, through private placement .

The Company’s total assets increased during the three months ending March 31, 2009 to $5,217,766 an increase of $386,966 from March 31, 2008, due to funds raised through private placement and the exercising of warrants.   The Company’s liabilities increased by $85,350.  The increase in liabilities is a result of an increase in the payable associated with the pre-feasibility.  Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2009

The loss from operations for the three months ending March 31, 2009 decreased by 36,130 over the loss reported at March 31, 2008.   General and administrative expenditures for the three months ending March 31, 2009 decreased to  $41,455 compared to $77,585 at March 31, 2008.  The comparative decrease of $36,130 in administrative expenses between the three months ending March 31, 2009 and 2008 can be attributed to a decrease in professional fees.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $941 in stock option compensation during the three months ending March 31, 2009 and $14,770 at March 31, 2008 .

Professional fees for the three months ending March 31, 2009 $13,333 (2008 - $28,234) which include $13,333 (2008 - $24,196) for legal fees, $Nil (2008 - $4,038) in accounting fees.

Selected Quarterly Information:

	March 31, 2009	March 31, 2008
Loss for the quarter	$(41,455)	$(77,585)
Loss per share:	$(0.0007)	$(0.001)
Assets	$5,217,766	$4,830,800

Summary of Quarterly Results

	March 31 2009	Dec. 31 2008	Sept. 30 2008	June 30 2008	March 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007
Revenue	─	2,243	$2,243	─	─	$ 2,264	$ 2,264	$ 2,264
Loss before Other items	41,455	296,724	$181,565	$125,300	77,585	1,320,684	1,138,959	969,131
Net loss	41,455	296,724	$181,565	$125,300	77,585	2,217,003	2,035,278	1,863,186
Loss per share	$0.0007	$0.004	$0.002	$0.002	$ 0.001	$ 0.04	$ 0.03	$0.028
Loss per share diluted	$0.0006	$0.004	$0.002	$0.002	$0.001	$0.04	$0.02	$0.02

During the three months ending March 31, 2009, the Company incurred $75,676 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Pre-feasibility study	-	-	31,140)	31,140	-))	62,280)
Geology	-	-	941)	941	-))	1,882)
Other	1,040	8	3,648)	6,691	127	11,514)
Total exploration & development costs	$1,040	$8	$35,729)	$38,772	$127	$75,676)

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2009

During the three months ending March 31, 2008, the Company spent $78,317 on deferred costs as follows:

		Getty		Getty		Getty	Getty South 50%		Getty	Total Exploration
		Northwest		Central		North	interest		Southwest	& Development
Assay	$		$		$		$548	$		$548
Feasibility study						18,823	17,442			36,265
Geology						7,870	18,966			26,836
Other		1,236		8		5,513	7,771		140	14,668
Total exploration & development costs		$1,236		$8		$32,206	$44,727		$140	$78,317

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of May 15, 2009, 2,675,000 stock incentive options remain issued and 3,550,000 remain reserved for issuance under the Company’s stock option plan.  As of May 15, 2009, there are no  share purchase warrants outstanding and if all the issued incentive stock options were exercised the number of shares outstanding would be 83,567,537.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the three months ending March 31, 2009, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.   The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2009

Related Party Transactions

During the three months ending March 31, 2009, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $NIL  (2008- $3,754) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the three ending March 31, 2009, the Company paid $1,500 office rent to Deborah Resources Ltd. and $7,500 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski.  The Company paid $9,467 (2008- $7,717) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of May 15, 2009, there were 80,892,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes).  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

Financial instruments:

Effective October 1, 2007, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed.  The Company has included these required disclosures in Note 4 to the financial statements.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2009

Capital disclosures:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The Company has included these disclosures in note 8 to the financial statements.

Future accounting changes:

International Financial Reporting Standards (“AFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31,  2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of March 31, 2009, this action remains unresolved.

On August 24, 2007 the Company announced it has commissioned a preliminary-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.   The Company is anticipates receiving the Preliminary Feasibility Study in the next quarter.

In April  2009,  the Company reached a settlement-in-principle with one of its directors to indemnify him for approximately 88% of his legal expenses incurred during  2004 to 2007 in the research and prosecution of legal actions directly related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors in impugning the agreement. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will be entitled to receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The note can be accelerated in the event the Company completes a major financing or in certain customary events of default. The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course."

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2009

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

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Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Corby G. Anderson, QP CEng FIChemE, Chief Executive Officer of Getty Copper Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Getty Copper Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2009

"Corby Anderson"
Corby G. Anderson, QP CEng FIChemE
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Donald Willoughby CA, Chief Financial Officer of Getty Copper Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Getty Copper Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2009

"Donald Willoughby"
Donald Willoughby, CA
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.